WISeKey Shareholders Approved All Agenda Items of
the 2024 Annual General Meeting

Zug, Switzerland, June 28, 2024 – WISeKey International Holding Ltd. (“WISeKey” or the “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that its shareholders approved all items on the agenda of WISeKey's 2024 Annual General Meeting held on June 27, 2024.

Among other things, shareholders re-elected Carlos Moreira, Peter Ward, María Pía Aqueveque Jabbaz, David Fergusson and Jean-Philippe Ladisa as members of the Board of Directors, and elected Philippe Doubre, Philippe Monnier and John O'Hara as new members of the Board of Directors. Shareholders also re-elected Carlos Moreira as Chairman of the Board of Directors, and elected David Fergusson, Philippe Doubre and Jean-Philippe Ladissa as members of the Nomination and Compensation Committee.

In addition, shareholders approved the Board of Directors' proposals to effect a per share nominal value reduction for all Class B Shares from currently CHF 2.50 to CHF 0.10 and all Class A Shares from currently CHF 0.25 to CHF 0.01, and to allocate the reduction amount to the Company's statutory capital reserves from capital contributions. There will be no distribution to shareholders and the Company's current equity will not be reduced as a result of this approval. If all further requirements for the capital reduction as provided by Swiss law are fulfilled, the Company expects to implement the share capital reduction over the coming weeks.

Shareholders of WISeKey approved all other proposals submitted by the Board of Directors, including the following:

•	The 2023 Annual Report and the 2023 audited consolidated and statutory financial statements of the Company;
•	The discharge of all members of the Board of Directors and the Executive Management from liability for their activities during fiscal year 2023;
•	The Company's 2023 compensation report, in an advisory vote;
•	The Board of Directors’ and Executive Management’s total compensation, for the period until the 2025 AGM and fiscal year 2025, respectively;
•	The reaffirmation of the capital band; and,
•	The re-election of BDO SA as the Company's auditing firm for a further one-year period and the re-election of the independent proxy for a term extending until completion of the 2025 AGM.

Carlos Moreira, Chairman of the Board of Directors, stated, “I would like to thank our valued shareholders for the continued trust, support and the confidence they have placed in us. I would also like to thank all members of our Board of Directors for their commitment and dedication to WISeKey”.

Financial Calendar:

The 2024 Interim Report will be published by September 30, 2024.

About WISeKEY:

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, and (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people.

For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and Investor Contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +1 212 836-9612 / kmurphy@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.